Subject to Completion

Preliminary Pricing Supplement dated December 31, 2004

PRICING SUPPLEMENT (To prospectus supplement and prospectus dated November 26, 2003) Pricing Supplement Number:	Filed Pursuant to Rule 424(b)(3) Registration No. 333-109802

1,000,000 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Strategic Return Notes®

Linked to the CBOE S&P 500® BuyWrite Index due January     , 2010

(the “Notes”)

$10 original public offering price per unit

The Notes:

•    The Notes are designed for investors who are willing to forego interest payments on the Notes in exchange for the ability to participate in changes in the level of the CBOE S&P 500 BuyWrite Index (index symbol “BXM”), as reduced by an annual index adjustment factor of 1.5%, over the term of the Notes.

•    There will be no payments prior to the maturity date unless exchanged at your option. We cannot redeem the Notes prior to the maturity date.

•    Exchangeable at your option for a cash payment during a specified period in January of each year from 2006 through 2009 as described in this pricing supplement.

•    The Notes will not be listed on any securities exchange.

•    Senior unsecured debt securities of Merrill Lynch & Co., Inc., part of a series entitled “Medium-Term Notes, Series C”.

•    Expected closing date: January     , 2005.

•    CUSIP No.:

Payment on the maturity date or upon exchange:

•    On the maturity date or upon exchange, you will receive a cash amount based upon the percentage change in the level of the CBOE S&P 500 BuyWrite Index, as reduced by the annual index adjustment factor, which will reflect the total return of the stocks comprising the S&P 500 Index and the option premiums received from the sale of at or slightly out of the money monthly call options on the S&P 500 Index.

•    On the maturity date or upon exchange, the amount you receive will depend on the level of the CBOE S&P 500 BuyWrite Index. The level of the CBOE S&P 500 BuyWrite Index must increase in order for you to receive at least the $10 original public offering price per unit on the maturity date or upon exchange. If the level of the CBOE S&P 500 BuyWrite Index, as reduced by the annual index adjustment factor, has declined or has not increased by more than 1% over the term of the Notes, you will receive less, and possibly significantly less, than the $10 original public offering price per unit.

Information included in this pricing supplement supercedes information in the accompanying prospectus supplement and prospectus to the extent that it is different from that information.

Investing in the Notes involves risks that are described in the “ Risk Factors” section of this pricing supplement and the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per unit		Total
Public offering price(1)	$10.00		$
Underwriting fee	$.20		$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.90	*	$
(1)	The public offering price and the underwriting fee for any single transaction to purchase units or more will be $ per unit and $ per unit, respectively.
*	$.10 per unit of the underwriting fee will be paid to the underwriter by a subsidiary of Merrill Lynch & Co., Inc. For a description of this payment, please see the section entitled “Supplemental Plan of Distribution” in this pricing supplement.

Merrill Lynch & Co.

The date of this pricing supplement is January     , 2005.

“Strategic Return Notes” is a registered mark of Merrill Lynch & Co., Inc.

“Standard & Poor’s®”, “Standard & Poor’s 500”, “S&P 500®”, “S&P®” and “500” are trademarks of The McGraw-Hill Companies, Inc. “BXM” is a trademark of the Chicago Board Options Exchange. These marks have been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Merrill Lynch & Co., Inc. is an authorized sublicensee.

TABLE OF CONTENTS

Pricing Supplement

Prospectus

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying prospectus supplement and prospectus to help you understand the Strategic Return Notes® Linked to the CBOE S&P 500® BuyWrite Index due January         , 2010 (the “Notes”). You should carefully read this pricing supplement and the accompanying prospectus supplement and prospectus to fully understand the terms of the Notes, the CBOE S&P 500 BuyWrite Index (the “Index”) and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section in this pricing supplement and the accompanying prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this prospectus supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be part of a series of senior debt securities issued by ML&Co. entitled “Medium- Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on January         , 2010, unless exchanged by you as described in this pricing supplement. We will not make any payments on the Notes until the maturity date or upon exchange.

Each unit will represent a single Note with a $10 original public offering price. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of the Debt Securities—Depositary” in the accompanying prospectus.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risks, including the risk of loss. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying prospectus supplement.

Who publishes the Index and what does the Index measure?

The Index was established on June 1, 1988 and is calculated and disseminated by the Chicago Board Options Exchange (the “CBOE”) under the index symbol “BXM”. The Index is a total return index designed to track the performance of a hypothetical “covered call” strategy on the S&P 500 Index by reflecting the price changes and dividends of the stocks comprising the S&P 500 Index and the option premiums received from the sale of at or slightly out of the money monthly call options on the S&P 500 Index. This “covered call” strategy provides income from option premiums received from the sale (or writing) of the call options, which helps, to a limited extent, to offset losses if there is a decline in the level of the S&P 500 Index. However, this strategy limits participation in any appreciation of the S&P 500 Index beyond the option’s exercise price. Thus, in a period of significant stock market increases, this “covered call” strategy will tend to produce lower returns than ownership of a direct investment in the S&P 500 Index. For more information on the Index, please see the section entitled “The Index” in this pricing supplement.

The Notes are debt obligations of ML&Co. An investment in the Notes does not entitle you to any dividends, voting rights, option premiums or any other ownership interest in the securities included in the Index.

How has the Index performed historically?

The level of the Index was set to 100 on June 1, 1988. On December 23, 2004, the closing level of the Index was 676.23. We have included a graph showing the historical performance of the Index, as reduced by the Index Adjustment Factor, and the S&P 500 Total Return Index (the “SPTR Index”) as of the first trading day in June for the years 1988 through 2004, and as of the last trading day in November 2004. We have also included a table and a graph showing the historical performance of the Index, as reduced by the Index Adjustment Factor, and the SPTR Index as of the last trading day of each month from January 1999 through November 2004 in the section entitled “The Index—Historical Data on the Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of these indices in various economic environments; however, their past performance is not necessarily indicative of how they will perform in the future.

What will I receive on the maturity date of the Notes?

On the maturity date, if you have not previously exchanged your Notes, you will receive a cash payment per unit equal to the “Redemption Amount”.

The “Redemption Amount” to which you will be entitled will depend on the percentage change in the level of the Index, as reduced by the Index Adjustment Factor, over the term of the Notes and will equal:

$9.90 ×	(	Ending Value	)
Starting Value

The Index, as reduced by the Index Adjustment Factor, will need to increase in order for you to receive a Redemption Amount equal to or greater than the $10 original public offering price per unit. If the level of the Index, as reduced by the Index Adjustment Factor, declines or has not increased by more than 1% over the term of the Notes, you will receive less, and possibly significantly less, than the $10 original public offering price per unit.

The “Starting Value” will equal the closing level of the Index on the date the Notes are priced for initial sale to the public (the “Pricing Date”). We will disclose the Starting Value to you in the final pricing supplement delivered in connection with sales of the Notes.

For purposes of determining the Redemption Amount, the “Ending Value” means the average, arithmetic mean, of the levels of the Index at the close of the market on five business days shortly before the maturity date of the Notes, each as reduced by an annual index adjustment factor of 1.5% applied daily (the “Index Adjustment Factor”). We may calculate the Ending Value by reference to fewer than five or even a single day’s closing level if, during the period shortly before the maturity date of the Notes, there is a disruption in the trading of a sufficient number of stocks included in the S&P 500 Index or certain futures or options contracts relating to the Index or the S&P 500 Index.

For more specific information about the Redemption Amount, please see the section entitled “Description of the Notes” in this pricing supplement.

Will I receive interest payments on the Notes?

You will not receive any interest payments on the Notes, but you will receive the Exchange Amount following the exercise of your exchange option or the Redemption Amount on the maturity date. We have designed the Notes for investors who are willing to forego interest payments on the Notes, such as fixed or floating interest rates paid on traditional interest bearing debt securities, in exchange for the ability to participate in changes in the level of the Index, as reduced by the Index Adjustment Factor, over the term of the Notes.

Examples

Set forth below are three examples of Redemption Amount calculations:

Example 1—The hypothetical Ending Value is 80% of the hypothetical Starting Value:

Hypothetical Starting Value: 676.23
Hypothetical average closing level of the Index for the five business days shortly before the maturity date of the Notes: 540.98
Hypothetical Ending Value: 501.85

Redemption Amount (per unit)	=	$9.90	×	(501.85)	=	$7.35
676.23

Example 2—The hypothetical Ending Value is 105% of the hypothetical Starting Value:

Hypothetical Starting Value: 676.23
Hypothetical average closing level of the Index for the five business days shortly before the maturity date of the Notes: 710.04
Hypothetical Ending Value: 658.68

Redemption Amount (per unit)	=	$9.90	×	(658.68)	=	$9.64
676.23

Example 3—The hypothetical Ending Value is 120% of the hypothetical Starting Value:

Hypothetical Starting Value: 676.23
Hypothetical average closing level of the Index for the five business days shortly before the maturity date of the Notes: 811.48
Hypothetical Ending Value: 752.78

Redemption Amount (per unit)	=	$9.90	×	(752.78)	=	$11.02
676.23

How does the exchange feature work?

You may elect to exchange all or a portion of your Notes during a specified period in the month of January of each year from 2006 through 2009 by giving notice to the depositary or trustee of the Notes, as the case may be, as described in this pricing supplement. Upon exchange, you will receive a cash payment per unit (the “Exchange Amount”) equal to the Redemption Amount, calculated as if the exchange date were the stated maturity date, except that the Ending Value will be equal to the closing level of the Index on the exchange date. The Exchange Amount will be paid three business days following the exchange date. If you elect to exchange your Notes, you will receive only the Exchange Amount and you will not receive the Redemption Amount on the maturity date. The Exchange Amount you receive may be greater than or less than the Redemption Amount on the maturity date depending upon the performance of the Index, as reduced by the Index Adjustment Factor, during the period from the exchange date until the maturity date. In addition, if the level of the Index on the exchange date, as reduced by the Index Adjustment Factor, has not increased by more than 1% above the Starting Value, the Exchange Amount will be less than the $10 original public offering price per unit.

For more specific information about the exchange feature, please see the section entitled “Description of the Notes—Exchange of the Notes Prior to the Maturity Date” in this pricing supplement.

What about taxes?

The United States federal income tax consequences of an investment in the Notes are complex and uncertain. By purchasing a Note, you and ML&Co. agree, in the absence of an administrative or judicial ruling to the contrary, to characterize a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Index. Under this characterization of the Notes, you should be required to recognize gain or loss to the extent that you receive cash on the maturity date or upon a sale or exchange of a Note prior to the maturity date. You should review the discussion under the section entitled “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a stock exchange?

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price you receive for your Notes upon any sale prior to the maturity date or upon exchange. You should review the section entitled “Risk Factors—A trading market for the Notes is not expected to develop” in this pricing supplement.

What is the role of MLPF&S?

Our subsidiary MLPF&S is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

MLPF&S will also be our agent for purposes of calculating, among other things, the Ending Value, Redemption Amount and Exchange Amounts. Under certain circumstances, these duties could result in a conflict of interest between MLPF&S as our subsidiary and its responsibilities as calculation agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying prospectus. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can find by referring to the section entitled “Where You Can Find More Information” in the accompanying prospectus.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks before deciding whether an investment in the Notes is suitable for you.

Your investment may result in a loss

We will not repay you a fixed amount of principal on the Notes on the maturity date or upon exchange. The Redemption Amount will depend on the change in the level of the Index. Because the level of the Index is subject to market fluctuations, the Redemption Amount you receive may be more or less than the $10 original public offering price per unit of the Notes. If the applicable Ending Value, on the maturity date or at the time you exchange your Notes, is less than or not more than 1% above the Starting Value, then the Redemption Amount you receive will be less than the $10 original public offering price per unit. In order for you to receive a Redemption Amount in excess of the $10 original public offering price per unit on the stated maturity date, the level of the Index must increase by approximately 8.89% over the term of the Notes. As a result, you may receive less, and possibly significantly less, than the $10 original public offering price per unit.

Your yield may be lower than the yield on other debt securities of comparable maturity

The yield that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike traditional interest bearing debt securities, the Notes do not guarantee the return of a principal amount on the maturity date.

Your return will not reflect the return of an investment linked directly to the S&P 500 Index or the Index

While the Index does reflect the payment of dividends on the stocks that comprise the S&P 500 Index as described in more detail below, the yield to the maturity date of the Notes will not produce the same yield as an investment linked solely to the level of the S&P 500 Index or the Index. The dividends paid on the stocks that comprise the S&P 500 Index and the premiums in respect of the call options on the S&P 500 Index will be incorporated into the Index, and those amounts will then be subject to the price movements of the S&P 500 Index and the call options on the S&P 500 Index. In addition, the level of the Index will be reduced daily by the annual Index Adjustment Factor of 1.5% for the purpose of determining the Ending Value. Due to the effect of the annual Index Adjustment Factor, the return on an investment in the Notes will be less than the return on an investment linked solely to the level of the Index. The trading value of the Notes and final return on the Notes may also differ from the results of the Index for the reasons discussed below under “Changes in our credit ratings may affect the trading value of the Notes”.

The appreciation of the Index will be capped due to the “covered call” strategy

Because the exercise price of each call option on the S&P 500 Index limits any appreciation in the level of the S&P 500 Index to the amount by which the exercise price exceeds the level of the S&P 500 Index at the time the call option is priced, the Index will not participate as fully in any appreciation of the S&P 500 Index as would a direct investment in the S&P 500 Index. If the level of the S&P 500 Index increases by an amount greater than the amount by which the exercise price exceeds the level of the S&P 500 Index at the time the call option is priced, the level of the Index will be less than it would be if it reflected a direct investment in the S&P 500 Index.

A trading market for the Notes is not expected to develop

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although our affiliate MLPF&S has indicated that it expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. In addition, we will not publish the level of the Index, as reduced by the Index Adjustment Factor, over the term of the Notes and this may limit the trading market for the Notes. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date or exchange date.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, an increase in United States interest rates may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the level of the Index. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The level of the Index is expected to affect the trading value of the Notes.    We expect that the trading value of the Notes will depend substantially on the amount, if any, by which the level of the Index, as reduced by the Index Adjustment Factor, exceeds or does not exceed the Starting Value. If you choose to sell your Notes when the level of the Index exceeds the Starting Value, you may receive substantially less than the amount that would be payable on the maturity date based on this level because of the expectation that the Index will continue to fluctuate until the Ending Value is determined.

Changes in the levels of interest rates are expected to affect the trading value of the Notes.    We expect that changes in interest rates will affect the trading value of the Notes. Generally, if United States interest rates increase, we expect the trading value of the Notes to decrease and, conversely, if United States interest rates decrease, we expect the trading value of the Notes to increase. Rising United States interest rates may lower the level of the Index and, thus, may lower the value of the Notes. Falling United States interest rates may increase the level of the Index and, thus, may increase the value of the Notes.

Changes in the volatility of the Index are expected to affect the trading value of the Notes.    Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Index increases or decreases, the trading value of the Notes may be adversely affected.

Changes in dividend yields on the stocks included in the S&P 500 Index are expected to affect the trading value of the Notes.     In general, if dividend yields on the stocks included in the S&P 500 Index increase, we expect that the trading value of the Notes will decrease and, conversely, if dividend yields on these stocks decrease, we expect that the trading value of the Notes will increase.

As the time remaining to the stated maturity date of the Notes decreases, the “time premium” associated with the Notes is expected to decrease.     We anticipate that before their stated maturity date, the Notes may trade at a value above that which would be expected based on the level of interest rates and the level of the Index. This difference will reflect a “time premium” due to expectations concerning the level of the Index during the period before the stated maturity date of the Notes. However, as the time remaining to the stated maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

Changes in our credit ratings may affect the trading value of the Notes.    Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase in the level of the Index over the term of the Notes, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the level of the Index will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Amounts payable on the Notes may be limited by state law

New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Purchases and sales by us and our affiliates may affect your return

We and our affiliates may from time to time buy or sell the stocks comprising the S&P 500 Index or futures or options contracts on those stocks or the S&P 500 Index for our own accounts for business reasons and expect to enter into these transactions in connection with hedging our obligations under the Notes. These transactions could affect the price of those stocks and, in turn, the level of the Index in a manner that would be adverse to your investment in the Notes. Any purchases by us, our affiliates or others on our behalf on or before the Pricing Date may temporarily increase the prices of those stocks. Temporary increases in the market prices of those stocks may also occur as a result of the purchasing activities of other market participants. Consequently, the prices of those stocks may decline subsequent to the Pricing Date reducing the level of the Index and therefore the trading value of the Notes.

Potential conflicts

Our subsidiary MLPF&S is our agent for the purposes of calculating, among other things, the Ending Value, Redemption Amount and Exchange Amounts. Under certain circumstances, MLPF&S as our subsidiary and its responsibilities as calculation agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the level of the Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of the Index. See the sections entitled “Description of the Notes—Adjustments to the Index; Market Disruption Events” and “—Discontinuance of the Index ” in this pricing supplement. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, because we control MLPF&S, potential conflicts of interest could arise. MLPF&S, the underwriter, will pay an additional amount on each anniversary of the Pricing Date in 2006 through 2009 to brokers whose client accounts purchased their Notes in the initial distribution and continue to hold the Notes. In addition, MLPF&S may from time to time pay additional amounts to brokers whose clients purchased Notes in the secondary market and continue to hold the Notes. You should understand that as a result of this additional payment, your broker receives a financial benefit each year you retain your investment in the Notes. Please see the section entitled “Supplemental Plan of Distribution” in this pricing supplement.

We have entered into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligation to pay the Redemption Amount or Exchange Amount. This subsidiary expects to make a profit in connection with this arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.

ML&Co. or its affiliates may presently or from time to time engage in business with one or more of the companies included in the S&P 500 Index including extending loans to, or making equity investments in, the companies included in the S&P 500 Index or providing advisory services to the companies included in the S&P 500 Index, including merger and acquisition advisory services. In the course of business, ML&Co. or its affiliates may acquire non-public information relating to the companies included in the S&P 500 Index and, in addition, one or more affiliates of ML&Co. may publish research reports about the companies included in the S&P 500 Index. ML&Co. does not make any representation to any purchasers of the Notes regarding any matters whatsoever relating to the companies included in the S&P 500 Index. Any prospective purchaser of the Notes should undertake an independent investigation of the companies included in the S&P 500 Index as in its judgment is appropriate to make an informed decision regarding an investment in the Notes. The composition of the companies included in the S&P 500 Index does not reflect any investment recommendations of ML&Co. or its affiliates.

Tax consequences are uncertain

You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled “United States Federal Income Taxation” in this pricing supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as a series of senior debt securities entitled “Medium-Term Notes, Series C” under the 1983 Indenture, which is more fully described in the accompanying prospectus. Unless exchanged by you, the Notes will mature on January     , 2010. Information included in this pricing supplement supercedes information in the accompanying prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is             .

While on the maturity date or upon exchange a holder of a Note will receive an amount equal to the Redemption Amount or the Exchange Amount, as the case may be, there will be no other payment of interest, periodic or otherwise. See the section entitled “—Payment on the Maturity Date” and “—Exchange of the Notes Prior to the Maturity Date” in this pricing supplement.

The Notes may be exchanged by you prior to the maturity date, but are not subject to redemption by ML&Co. prior to the maturity date. If an Event of Default occurs with respect to the Notes, holders of the Notes may accelerate the maturity of the Notes, as described under “—Events of Default and Acceleration” in this pricing supplement and “Description of Debt Securities—Events of Default” in the accompanying prospectus.

ML&Co. will issue the Notes in denominations of whole units each with a $10 original public offering price per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of the Debt Securities—Depositary” in the accompanying prospectus.

The Notes will not have the benefit of any sinking fund.

Payment on the Maturity Date

For each Note that has not been exchanged prior to the maturity date, the holder of the Note will be entitled to receive the Redemption Amount, as provided below.

Determination of the Redemption Amount

The “Redemption Amount” per unit will be determined by the calculation agent and will equal:

$9.90	×	(	Ending Value	)
Starting Value

The “Starting Value” will equal the closing level of the Index on the date the Notes are priced for initial sale to the public (the “Pricing Date”). We will disclose the Starting Value to you in the final pricing supplement delivered in connection with sales of the Notes.

For the purpose of determining the Redemption Amount, the “Ending Value” will be determined by the calculation agent and will equal the average, arithmetic mean, of the closing levels of the Index, each as reduced by an annual index adjustment factor of 1.5% applied daily (the “Index Adjustment Factor”), determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days during the Calculation Period, then the Ending Value will equal the average, arithmetic mean, of the adjusted closing levels of the Index on those Calculation Days. If there is only one Calculation Day during the Calculation Period, then the Ending Value will equal the adjusted closing level of the Index on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Ending Value will equal the adjusted closing level of the Index determined on the last scheduled Index Business Day in the Calculation Period, regardless of the occurrence of a Market Disruption Event (as described below under “—Adjustments to the Index; Market Disruption Events”) on that scheduled Index Business Day.

The “Calculation Period” means the period from and including the seventh scheduled Index Business Day before the maturity date to and including the second scheduled Index Business Day before the maturity date.

A “Calculation Day” means any Index Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

An “Index Business Day” means a day on which the New York Stock Exchange (the “NYSE”), The Nasdaq Stock Market (the “Nasdaq”) and the AMEX are open for trading and the Index or any successor index is calculated and published.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Exchange of the Notes Prior to the Maturity Date

You may elect to exchange all or a portion of the Notes you own during any Business Day that occurs in an Exchange Notice Period by giving notice as described below. An “Exchange Notice Period” means the period from and including the first calendar day of the month of January to and including 12:00 noon in The City of New York on the fifteenth calendar day during the month of January in the years 2006, 2007, 2008 and 2009. If the fifteenth calendar day of the applicable month of January is not a Business Day, then the Exchange Notice Period will be extended to 12:00 noon in The City of New York on the next succeeding Business Day. The amount of the cash payment you receive upon exchange (the “Exchange Amount”) will be equal to the Redemption Amount, calculated as if the Exchange Date were the stated maturity date, except that the Ending Value will be equal to the closing level of the Index, as reduced by the Index Adjustment Factor, on the Exchange Date. An “Exchange Date” will be the third Index Business Day following the end of the applicable Exchange Notice Period. If a Market Disruption Event occurs on the third Index Business Day following an Exchange Notice Period, the Exchange Date for that year will be the next succeeding Index Business Day on which a Market Disruption Event does not occur. The Exchange Amount will be paid three Banking Business Days after the Exchange Date. A “Banking Business Day” means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

The Notes will be issued in registered global form and will remain on deposit with the depositary as described in the section entitled “Description of the Debt Securities—Depositary” in the accompanying prospectus. Therefore, you must exercise the option to exchange your Notes through the depositary. To make your exchange election effective, you must make certain that your notice is delivered to the depositary during the applicable Exchange Notice Period. To ensure that the depositary will receive timely notice of your election to exchange all or a portion of your Notes, you must instruct the direct or indirect participant through which you hold an interest in the Notes to notify the depositary of your election to exchange your Notes prior to 12:00 noon in The City of New York on the last Business Day of the applicable Exchange Notice Period, in accordance with the then applicable operating procedures of the depositary. Different firms have different deadlines for accepting instructions from their customers. You should consult the direct or indirect participant through which you hold an interest in the Notes to ascertain the deadline for ensuring that timely notice will be delivered to the depositary.

If at any time the global securities are exchanged for Notes in definitive form, from and after that time, notice of your election to exchange must be delivered to JPMorgan Chase Bank, N.A., as trustee under the 1983 Indenture, through the procedures required by the trustee by 12:00 noon in The City of New York on the last day of the applicable Exchange Notice Period.

A “Business Day” is any day on which the NYSE, the Nasdaq and the AMEX are open for trading.

Hypothetical Returns

The following tables illustrate for a hypothetical Starting Value and a range of hypothetical Ending Values:

•	the total amount payable on the maturity date of the Notes, and the total amount payable on an investment linked directly to the Index;

•	the total rate of return to holders of the Notes, and the total return on an investment linked directly to the Index; and

•	the pretax annualized rate of return to holders of the Notes, and the pretax annualized rate of return on an investment linked directly to the Index.

The tables below assume an aggregate dividend yield of the stocks comprising the S&P 500 Index of 1.94% per annum, an initial investment of $10 in the Notes and an initial investment of $10 in an investment linked directly to the Index.

		Hypothetical Returns Related to Strategic Return Notes Based on the Index			Hypothetical Returns Related to an Investment Linked Directly to the Index
Hypothetical Ending Value of an investment linked directly to the Index(1)	Hypothetical Ending Value of the Notes	Total amount payable on the maturity date per Note	Total rate of return on the Notes	Pretax annualized rate of return on the Notes(3)	Total amount payable on the maturity date	Total rate of return on the Index	Pretax annualized rate of return on the Index(1)
338.12	313.66	$ 4.59	–54.08%	–14.96%	$ 5.00	–50.00%	–13.38%
405.74	376.39	$ 5.51	–44.90%	–11.56%	$ 6.00	–40.00%	–9.95%
473.36	439.12	$ 6.43	–35.71%	–8.63%	$ 7.00	–30.00%	–7.00%
540.98	501.85	$ 7.35	–26.53%	–6.06%	$ 8.00	–20.00%	–4.41%
608.61	564.58	$ 8.27	–17.34%	–3.77%	$ 9.00	–10.00%	–2.09%
676.23(2)	627.32	$ 9.18	–8.16%	–1.69%	$10.00	0.00%	0.00%
710.04	658.68	$ 9.64	–3.57%	–0.72%	$10.50	5.00%	0.98%
743.85	690.05	$10.10	1.02%	0.20%	$11.00	10.00%	1.91%
811.48	752.78	$11.02	10.21%	1.95%	$12.00	20.00%	3.68%
879.10	815.51	$11.94	19.39%	3.57%	$13.00	30.00%	5.31%
946.72	878.24	$12.86	28.57%	5.08%	$14.00	40.00%	6.84%
1,014.35	940.97	$13.78	37.76%	6.50%	$15.00	50.00%	8.27%
1,081.97	1,003.70	$14.69	46.94%	7.84%	$16.00	60.00%	9.61%
1,149.59	1,066.44	$15.61	56.13%	9.10%	$17.00	70.00%	10.89%
1,217.21	1,129.17	$16.53	65.31%	10.30%	$18.00	80.00%	12.09%
1,284.84	1,191.90	$17.45	74.49%	11.44%	$19.00	90.00%	13.24%
1,352.46	1,254.63	$18.37	83.68%	12.52%	$20.00	100.00%	14.34%

(1)	An investment linked directly to the Index is assumed to be equivalent to an investment in the Notes, except that the return on the Notes will be reduced daily by the pro rata portion of the annual Index Adjustment Factor of 1.5%. The hypothetical investment in the Index presented in this column does not take into account transaction costs and taxes.
(2)	This is the hypothetical Starting Value, the level of the Index on December 23, 2004. We will disclose the Starting Value to you in the final pricing supplement delivered in connection with sales of the Notes.
(3)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from December 27, 2004 to December 28, 2009, a term expected to be equal to that of the Notes.

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Ending Value and term of your investment.

Adjustments to the Index; Market Disruption Events

If at any time the Chicago Board Options Exchange (the “CBOE”) makes a material change in the formula for or the method of calculating the Index or in any other way materially modifies the Index so that the Index does not, in the opinion of the calculation agent, fairly represent the level of the Index had those changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, on each date that the closing level of the Index is to be calculated, make any adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a level of a stock index comparable to the Index as if those changes or modifications had not been made, and calculate the closing level with reference to the Index, as so adjusted. Accordingly, if the method of calculating the Index is modified so that the level of the Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the calculation agent will adjust the Index in order to arrive at a level of the Index as if it had not been modified, e.g., as if a split had not occurred.

“Market Disruption Event” means either of the following events as determined by the calculation agent:

(A)	the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), in 20% or more of the stocks that comprise the S&P 500 Index or any successor index; or

(B)	the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to the Index or the S&P 500 Index, or any successor index, which are traded on any major U.S. exchange.

For the purpose of determining whether a Market Disruption Event has occurred:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange;

(2)	a suspension in trading in a futures or options contract on the Index or the S&P 500 Index, or any successor index, by a major securities market by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts or (c) a disparity in bid and ask quotes relating to those contracts will constitute a suspension of or material limitation on trading in futures or options contracts related to that index;

(3)	a suspension of or material limitation on trading on the relevant exchange will not include any time when that exchange is closed for trading under ordinary circumstances; and

(4)	for the purpose of clause (A) above, any limitations on trading during significant market fluctuations under NYSE Rule 80A, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the Securities and Exchange Commission of similar scope as determined by the calculation agent, will be considered “material”.

As a result of terrorist attacks, the financial markets were closed from September 11, 2001 through September 14, 2001 and levels of the Index are not available for those dates. Those market closures would have constituted Market Disruption Events. The occurrence of a Market Disruption Event could affect the calculation of the payment on the maturity date or upon exchange you may receive. See the section entitled “—Payment on the Maturity Date” and “—Exchange of the Notes Prior to the Maturity Date” in this pricing supplement.

Discontinuance of the Index

If the CBOE discontinues publication of the Index and the CBOE or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Index (a “successor index”), then, upon the calculation agent’s notification of that determination to the trustee and ML&Co., the calculation agent will substitute the successor index as calculated by the CBOE or any other entity for the Index and calculate the Ending Value as described above under “—Payment on the Maturity Date” and “—Exchange of the Notes Prior to the Maturity Date”, as applicable. Upon any selection by the calculation agent of a successor index, ML&Co. will cause notice to be given to holders of the Notes.

In the event that the CBOE discontinues publication of the Index and:

•	the calculation agent does not select a successor index; or

•	the successor index is not published on any of the Calculation Days,

the calculation agent will compute a substitute level for the Index in accordance with the procedures last used to calculate the Index before any discontinuance. If a successor index is selected or the calculation agent calculates a level as a substitute for the Index as described below, the successor index or level will be used as a substitute for the Index for all purposes, including the purpose of determining whether a Market Disruption Event exists.

If the CBOE discontinues publication of the Index before the Calculation Period and the calculation agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

•	the determination of the Ending Value; or

•	a determination by the calculation agent that a successor index is available,

the calculation agent will determine the value that would be used in computing the Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day. The calculation agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation and arrange for information with respect to these values to be made available by telephone.

Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the Notes.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each $10 original public offering price per unit, will be equal to the Redemption Amount, calculated as though the date of acceleration were the stated maturity date of the Notes. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the holder of a Note may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the $10 original public offering price per unit plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the stated maturity date of the Notes.

In case of default in payment of the Notes, whether on the stated maturity date or upon exchange or acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the rate of         % per annum, to the extent that payment of any interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

THE INDEX

The Index was established on June 1, 1988 and is calculated and disseminated by the CBOE under the index symbol “BXM”. The Index is a total return index designed to track the performance of a hypothetical “covered call” strategy on the S&P 500 Index by reflecting the price changes and dividends of the stocks comprising the S&P 500 Index and the option premiums received from the sale of at or slightly out of the money monthly call options on the S&P 500 Index. This “covered call” strategy consists of a hypothetical portfolio consisting of a “long” position indexed to the S&P 500 Index (i.e., a position in which the stocks comprising the S&P 500 Index are held) on which are deemed sold a succession of one-month, at or slightly out of the money call options on the S&P 500 Index listed on the CBOE. The sale of the call options are “covered” by the long position in the S&P 500 Index with a notional amount equal to that of the call options. The dividends paid on the stocks that comprise the S&P 500 Index and the premiums in respect of the written call options will be incorporated into the Index and those amounts will then be subject to the price movements of the S&P 500 Index and the call options on the S&P 500 Index. The average dividend yield of the stocks comprising the S&P 500 Index as of December 23, 2004 was 1.94%.

This “covered call” strategy provides income from call option premiums received from the sale (or writing) of the call options, which helps, to a limited extent, to offset losses if there is a decline in the level of the S&P 500 Index. However, this strategy limits participation in any appreciation of the S&P 500 Index beyond the call option’s exercise price. Thus, in a period of significant stock market increases, this “covered call” strategy will tend to produce lower returns than ownership of a direct investment in the S&P 500 Index.

Call Options

The call options included in the Index have successive terms of approximately one month and generally expire on the third Friday of each month (each, an “Expiration Date”). On the Expiration Date, the call option is settled against the Special Opening Quotation (symbol “SET”) of the S&P 500 Index (the “SOQ”). The SOQ is a calculation of the S&P 500 Index that is compiled from the opening prices of the stocks that comprise the S&P 500 Index. The SOQ calculation is performed when all 500 stocks comprising the S&P 500 Index have opened for trading, and is usually determined before 11:00 a.m., New York City time. If the SOQ is greater than the exercise price of the expiring call option, the settlement of that call option will result in a decrease in the level of the Index. If the SOQ is less than or equal to the exercise price of the expiring call option, that call option will expire worthless without affecting the level of the Index.

Subsequent to the settlement of an expiring call option on an Expiration Date, a new at or slightly out of the money call option expiring in the next month will then be deemed sold on that Expiration Date. The exercise price of the new call option will be the S&P 500 Index call option listed on the CBOE with an exercise price equal to, or the closest exercise price above, the last level of the S&P 500 Index reported before 11:00 a.m., New York City time. For example, if the last S&P 500 Index level reported before 11:00 a.m., New York City time, is 900.00 and there is an S&P 500 Index call option with the exercise price of 900, then the S&P 500 Index call option with the exercise price of 900 will be selected as the new call option to be included in the Index for the next month. If the last S&P 500 Index level reported before 11:00 a.m., New York City time, is 901.10, there is no S&P 500 Index call option with an exercise price of 901.10 and the closest listed S&P 500 Index call option exercise price above 901.10 is 905, then the S&P 500 Index call option with the exercise price of 905 will be selected as the new call option to be included in the Index for the next month.

Once the exercise price of the new call option has been identified, the new call option will be deemed sold on the Expiration Date at a price equal to the volume-weighted average of the traded prices (the “VWAP”) of the new call option during the half-hour period beginning at 11:30 a.m., New York City time. The CBOE calculates the VWAP by calculating the weighted average of the trading prices of that new call option between 11:30 a.m. and 12:00 p.m., New York City time, excluding trades in that new call option that are identified by the CBOE as having been executed as part of a position taken in two or more options in order to profit through changes in the relative prices of those options, which is known as a “spread”. The source of the trading prices used in the calculation of the VWAP is CBOE’s Market Data Retrieval System. If no trades occur in the new call option between 11:30 a.m. and 12:00 p.m., New York City time, then the new call option will be deemed sold at the last bid price reported before 12:00 p.m., New York City time.

Calculation of the Index

The Index is calculated by the CBOE once per day at the close of trading. The Index is a “chained” index in that its value is equal to the product of 100 and the cumulative product of the daily gross rates of return on the Index since the Index was first calculated and set to 100 on its inception date of June 1, 1988.

On each trading day that is not an Expiration Date, the daily gross rate of return of the Index will equal the change in the value of the S&P 500 Index and the call option on the S&P 500 Index, including the value of ordinary cash dividends payable on the stocks comprising the S&P 500 Index that trade “ex-dividend” on that date (the “Gross Rate of Return”), as measured from the close of trading on the preceding trading day. On each Expiration Date, the daily gross rate of return will equal the average of (i) the Gross Rate of Return from the close of trading on the preceding day to the time the expiring call option is settled, (ii) the Gross Rate of Return from the time the expiring call option is settled to the time the new call option is deemed sold and (iii) the Gross Rate of Return from the time the new call option is deemed sold to the close of trading on the Expiration Date.

The S&P 500 Index

Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”) compiles the S&P 500 Index, which is composed of common stocks of 500 companies as of a particular time. As of November 30, 2004, 424 companies or 84.5% of the market capitalization of the S&P 500 Index traded on the NYSE; 75 companies or 15.4% of the market capitalization of the S&P 500 Index traded on the Nasdaq; and 1 company or 0.1% of the market capitalization of the S&P 500 Index traded on the AMEX. S&P chooses these companies for inclusion in the S&P 500 Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the Standard & Poor’s Stock Guide Database, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the S&P 500 Index with the percentage weight of the companies currently included in each group indicated in parentheses: Consumer Discretionary (11.4%); Consumer Staples (10.5%); Energy (7.5%); Financials (20.5%); Health Care (12.5%); Industrials (11.9%); Information Technology (16.3%); Materials (3.2%); Telecommunication Services (3.3%); and Utilities (3.0%). S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500 and the S&P 500 Index to achieve the objectives stated above.

S&P 500 License Agreement

S&P and MLPF&S have entered into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use indices owned and published by S&P in connection with some securities, including the Notes and ML&Co. is an authorized sublicensee of MLPF&S.

The license agreement between S&P and MLPF&S provides that the following language must be stated in this pricing supplement:

“S&P, S&P 500 and Standard & Poor’s are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by MLPF&S and ML&Co.

“The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”). S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P 500 Index to track general stock market performance. S&P’s only relationship to MLPF&S and ML&Co. (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to ML&Co. or the Notes. S&P has no obligation to take the needs of ML&Co. or the holders of the Notes into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are to initially be sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED IN THE S&P 500 INDEX AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ML&CO., MLPF&S, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED IN THE S&P 500 INDEX IN CONNECTION WITH THE RIGHTS LICENSED UNDER THE LICENSE AGREEMENT DESCRIBED IN THIS PRICING SUPPLEMENT OR FOR ANY OTHER USE. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED IN THE S&P 500 INDEX. WITHOUT LIMITING ANY OF THE ABOVE INFORMATION, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGE (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF THESE DAMAGES.”

Historical Data on the Index

The following graph sets forth the historical performance of the Index, as reduced by the Index Adjustment Factor, and the S&P 500 Total Return Index (the “SPTR Index”) as of the first trading day in June for the years 1988 through 2004, and as of the last trading day in November 2004, assuming the level of each index was 100 on June 1, 1988. The historical performance of these indices should not be taken as an indication of their future performance, and no assurance can be given that the level of the Index will not decline and thereby reduce the amount which may be payable to you on the maturity date or Exchange Date. On December 23, 2004, the closing level of the Index was 676.23.

The following table sets forth the historical performance of the Index, as reduced by the Index Adjustment Factor and the SPTR Index as of the last trading day of each month from January 1999 through November 2004, assuming the level of each index was 100 on January 4, 1999. The historical data on these indices is not necessarily indicative of their future performance or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not any indication that the Index is more or less likely to increase or decrease at any time during the term of the Notes.

	1999		2000		2001
	Adjusted Index	SPTR Index	Adjusted Index	SPTR Index	Adjusted Index	SPTR Index
January	103.596	104.274	117.675	115.062	130.637	114.026
February	105.686	101.034	116.972	112.884	123.128	103.629
March	106.860	105.076	122.525	123.927	116.057	97.064
April	111.160	109.145	122.300	120.199	119.338	104.607
May	111.346	106.567	123.234	117.733	120.819	105.308
June	117.471	112.482	125.419	120.636	118.838	102.745
July	113.397	108.970	125.140	118.750	120.595	101.734
August	113.835	108.431	131.909	126.126	115.844	95.365
September	113.930	105.458	129.442	119.467	103.541	87.664
October	115.033	112.131	128.360	118.962	104.745	89.336
November	114.375	114.411	124.488	109.583	108.271	96.188
December	119.457	121.149	126.378	110.119	110.895	97.031

	2002		2003		2004
	Adjusted Index	SPTR Index	Adjusted Index	SPTR Index	Adjusted Index	SPTR Index
January	111.748	95.615	100.250	73.606	119.016	99.053
February	111.524	93.771	99.332	72.502	120.458	100.430
March	114.050	97.297	99.238	73.206	120.131	98.915
April	109.311	91.399	106.229	79.236	119.685	97.362
May	110.283	90.725	107.901	83.411	120.439	98.698
June	103.932	84.262	107.299	84.475	122.754	100.618
July	95.146	77.694	109.805	85.964	120.565	97.287
August	96.442	78.204	112.807	87.641	121.602	97.681
September	89.248	69.705	110.564	86.710	122.441	98.739
October	95.745	75.840	115.536	91.615	123.402	100.247
November	100.860	80.304	116.790	92.421	123.570	104.304
December	100.900	75.586	118.646	97.268

The following graph sets forth the historical performance of each index presented in the preceding table. Past movements of these indices are not necessarily indicative of their future performance.

License Agreement

S&P and MLPF&S have entered into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use the Index, which is owned and published by the CBOE, in connection with some securities, including the Notes and ML&Co. is an authorized sublicensee of MLPF&S.

The license agreement between the S&P and MLPF&S provides that the following language must be set forth in this pricing supplement:

“Standard and Poor’s®” and “S&P®” are trademarks of Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. “BXM” is a trademark of the CBOE. These marks have been licensed for use by MLPF&S. The Notes are not sponsored, endorsed, sold or promoted by the CBOE or Standard & Poor’s, and the CBOE and Standard & Poor’s make no representation regarding the advisability of investing in the Notes.

The methodology used to calculate the Index is the property of CBOE. S&P has granted Merrill Lynch a license to use such methodology with the permission of CBOE. Neither CBOE nor S&P sponsors, endorses, sells or promotes the Notes.”

All disclosures contained in this pricing supplement regarding the Index and the S&P 500 Index, including their make-up, method of calculation and changes in their components, are derived from publicly available information prepared by the CBOE and S&P, respectively. ML&Co. and MLPF&S do not assume any responsibility for the accuracy or completeness of that information.

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin Brown & Wood LLP, counsel to ML&Co. (“Tax Counsel”). As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled “United States Federal Income Taxation” that is contained in the accompanying prospectus supplement and supercedes that discussion to the extent that it contains information that is inconsistent with that which is contained in the accompanying prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities, dealers in securities or currencies, persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers (except where otherwise specifically noted). If a partnership holds the Notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or a partnership (including an entity treated as a corporation or a partnership for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Certain trusts not described in clause (iv) above in existence on August 20, 1996, that elect to be treated as United States persons will also be U.S. Holders for purposes of the following discussion. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for U.S. federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper U.S. federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize the Notes for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Index. In the opinion of Tax Counsel, this characterization and tax treatment of the Notes, although not the only reasonable characterization and tax treatment, is based on reasonable interpretations of law currently in effect and, even if successfully challenged by the Internal Revenue Service (the “IRS”), will not result in the imposition of penalties. The treatment of the Notes described above is not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to the Notes.

Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes (including alternative characterizations of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the assumption that the treatment described above is accepted for U.S. federal income tax purposes.

Tax Treatment of the Notes

Assuming the characterization of the Notes as set forth above, Tax Counsel believes that the following U.S. federal income tax consequences should result.

Tax Basis.    A U.S. Holder’s tax basis in a Note will equal the amount paid by the U.S. Holder to acquire the Note.

Payment on the Maturity Date.    Upon the receipt of cash on the maturity date of the Notes, a U.S. Holder will recognize gain or loss. The amount of that gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. It is uncertain whether any gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination or judicial ruling), where required, ML&Co. intends to report any gain or loss to the IRS in a manner consistent with the treatment of that gain or loss as capital gain or loss. If that gain or loss is treated as capital gain or loss, then any gain or loss will generally be long-term capital gain or loss, as the case may be, if the U.S. Holder held the Note for more than one year as of the maturity date. The deductibility of capital losses is subject to certain limitations.

Sale or Exchange of the Notes.    Upon a sale or exchange of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on that sale or exchange and that U.S. Holder’s tax basis in the Note so sold or exchanged. Capital gain or loss will generally be long-term capital gain or loss if the U.S. Holder held the Note for more than one year at the time of disposition. As discussed above, the deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper characterization of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment described above. In particular, the IRS could seek to analyze the U.S. federal income tax consequences of owning the Notes under Treasury regulations governing contingent payment debt instruments (the “CPDI Regulations”).

If the IRS were successful in asserting that the CPDI Regulations applied to the Notes, the timing and character of income, gain or loss recognized with respect to the Notes would significantly differ from the timing and character of income, gain or loss described above. Among other things, a U.S. Holder would be required to accrue original issue discount on the Notes every year at a “comparable yield” for us, determined at the time of issuance of the Notes. Furthermore, any gain realized on the maturity date or upon a sale, exchange or other disposition of the Notes prior to the maturity date would generally be treated as ordinary income, and any loss realized on the maturity date would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount and capital loss thereafter.

In addition to the potential applicability of the CPDI Regulations to the Notes, other alternative U.S. federal income tax characterizations or treatments of the Notes may also be possible, and if applied could also affect the timing and the character of the income or loss with respect to the Notes. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes.

Constructive Ownership Law

Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), treats a taxpayer owning certain types of derivative positions in property as having “constructive ownership” of that property, with the result that all or a portion of any long-term capital gain recognized by that taxpayer with respect to the derivative position will be recharacterized as ordinary income. In its current form, Section 1260 of the Code does not apply to the Notes. If Section 1260 of the Code were to apply to the Notes in the future, however, the effect on a U.S. Holder of a Note would be to treat all or a portion of any long-term capital gain recognized by that U.S. Holder on the sale, exchange or maturity of a Note as ordinary income. In addition, Section 1260 of the Code would impose an interest charge on any gain that was recharacterized. U.S. Holders should consult their tax advisors regarding the potential application of Section 1260 of the Code, if any, to the purchase, ownership and disposition of a Note.

Non-U.S. Holders

Based on the treatment of each Note as a pre-paid cash-settled forward contract linked to the level of the Index, in the case of a non-U.S. Holder, a payment made with respect to a Note on the maturity date or upon exchange will not be subject to United States withholding tax, provided that the non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with a United States trade or business of the non-U.S. Holder. Any capital gain realized upon the sale, exchange or other disposition of a Note by a non-U.S. Holder will generally not be subject to U.S. federal income tax if (i) that gain is not effectively connected with a United States trade or business of the non-U.S. Holder and (ii) in the case of an individual non-U.S. Holder, the individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition, or the gain is not attributable to a fixed place of business maintained by the individual in the United States, and the individual does not have a “tax home” (as defined for U.S. federal income tax purposes) in the United States.

As discussed above, alternative characterizations of the Notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the Notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the Notes to become subject to withholding tax, ML&Co. will withhold tax at the applicable statutory rate. Prospective non-U.S. Holders of the Notes should consult their own tax advisors in this regard.

Backup Withholding

A beneficial owner of a Note may be subject to backup withholding at the applicable statutory rate of U.S. federal income tax on certain amounts paid to the beneficial owner unless the beneficial owner provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s U.S. federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan (a “plan”) subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (also “plans”) from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (“parties in interest”) with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) (“non-ERISA arrangements”) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws (“similar laws”).

The acquisition of the Notes by a plan with respect to which we, MLPF&S or certain of our affiliates is or becomes a party in interest may constitute or result in prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

(1)	PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

(2)	PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

(3)	PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

(4)	PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

(5)	PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”) or (3) any person investing “plan assets” of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with “plan assets” of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying prospectus and to hedge market risks of ML&Co. associated with its obligation to pay the Redemption Amount or Exchange Amount.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering prices set forth on the cover of this pricing supplement. After the initial public offering, the public offering prices may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

ML&Co. has entered into an arrangement with one of its subsidiaries to hedge the market risks associated with ML&Co.’s obligation to pay the Redemption Amount or Exchange Amount. In connection with this arrangement, this subsidiary will pay MLPF&S $.10 per unit as part of its underwriting fee.

The Notes are ineligible assets in MLPF&S’ asset-based brokerage service Unlimited Advantage, which means that purchasers will not pay Unlimited Advantage annual asset-based fees on the Notes but will pay commissions on any secondary market purchases and sales of the Notes.

In addition to the compensation paid at the time of the original sale of the Notes, MLPF&S will pay an additional amount on each anniversary of the Pricing Date from 2006 through 2009 to brokers whose client accounts purchased the units in the initial distribution and who continue to hold their Notes. This additional amount will equal 1% per unit based on the Redemption Amount of the Notes calculated as if the applicable anniversary of the Pricing Date was the stated maturity date and the Ending Value was equal to the closing level of the Index, as reduced by the Index Adjustment Factor, on that date. Also, MLPF&S may from time to time pay additional amounts to brokers whose client accounts purchased Notes in the secondary market and continue to hold those Notes.

EXPERTS

The restated consolidated financial statements and the related restated financial statement schedule incorporated in this pricing supplement by reference from the Current Report on Form 8-K of Merrill Lynch & Co., Inc. and subsidiaries dated May 4, 2004 for the year ended December 26, 2003 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports dated March 1, 2004 (May 4, 2004 as to Note 2) (which express unqualified opinions, and which report on the consolidated financial statements includes an explanatory paragraph for the change in accounting method in 2002 for goodwill amortization to conform to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, and for the change in accounting method in 2004 for stock-based compensation to conform to Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, as amended by Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, by retroactively restating its 2003, 2002 and 2001 consolidated financial statements), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of that firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated financial statements for the periods ended March 26, 2004 and March 28, 2003, June 25, 2004 and June 27, 2003 and September 24, 2004 and September 26, 2003 which are incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report included in Merrill Lynch & Co., Inc. and subsidiaries’ Quarterly Reports on Form 10-Q for the quarters ended March 26, 2004, June 25, 2004 and September 24, 2004 and incorporated by reference herein, they did not audit and they do not express opinions on those unaudited condensed consolidated financial statements. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited condensed consolidated financial statements because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Page
Business Day	PS-12
Calculation Day	PS-12
Calculation Period	PS-12
Ending Value	PS-4
Exchange Amount	PS-5
Exchange Date	PS-12
Exchange Notice Period	PS-12
Index	PS-3
Index Adjustment Factor	PS-4
Index Business Day	PS-12
Market Disruption Event	PS-14
Notes	PS-1
Pricing Date	PS-4
Redemption Amount	PS-4
Starting Value	PS-4
successor index	PS-15

1,000,000 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Strategic Return Notes®

Linked to the CBOE S&P 500® BuyWrite Index due January     , 2010

(the “Notes”)

$10 original public offering price per unit

PRICING S U P P L E M E N T

Merrill Lynch & Co.

January     , 2005

“Strategic Return Notes” is a registered mark of Merrill Lynch & Co., Inc.